Exhibit 99.1

Strategic update – “Everything changes, everything remains the same”

Mackenzie 30MW infrastructure expansion energized ahead of schedule

Key Highlights1

Key metrics[2]	Nov-22
Average operating hashrate (PH/s)	1,445
Bitcoin mined	151
Mining revenue (US$’000)	2,871
Electricity costs (US$’000)	1,905
Revenue per Bitcoin (US$)	18,955
Electricity costs per Bitcoin (US$)	12,581 (10,168 adj)[3]

•	Corporate:
•	On December 6, the Company provided an investor update – “Everything changes, everything remains the same” – in respect of its positioning, go-forward opportunities, and strategic priorities
o	Risk-focused approach positions the Company to weather the storm and capitalize on the next bull run
o	Liquidity (as of month end)
▪	$47 million cash, no debt[4]
▪	$21 million estimated net capex spend to achieve 180MW5
▪	$75 million remaining Bitmain prepayments
▪	$100 million unutilized under B. Riley equity facility[6]
▪	Potential monetization of assets through miner sales (2.4 EH/s down to 2.0 EH/s7)
o	Opportunities
▪	Significant optionality from 180MW real assets platform (e.g. self-mining or hosting)
▪	Focus on expanding self-mining capacity to 5.4 EH/s
▪	Potential additional expansion from 20MW to 600MW at Childress
•	On November 21, the Company also provided a corporate update and announced certain preliminary financial information and operational updates for Q1 FY23 and October 2022

1 All timing references in this investor update are to calendar quarters and calendar years, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).
3 The increase in the Company’s unadjusted electricity costs per Bitcoin mined ($12.6k vs. $10.2k adj vs. $9.3k in October) was primarily driven by excess demand charges attributable to average unutilized power capacity (due to termination of hosting arrangements in connection with certain of the Group’s limited recourse equipment financing facilities) as well as the increase in the average difficulty-implied global hashrate during the period. The adjusted electricity costs per Bitcoin mined ($10.2k) excludes such excess demand charges (i.e. assumes unit electricity costs of ~$0.046/kWh).
4 Reflects USD equivalent, unaudited preliminary cash balance as of November 30, 2022 (excluding cash held by the two relevant SPV borrowers). Reflects acceleration of outstanding loans under two of the Group's three outstanding limited recourse equipment financing facilities and assumes foreclosure by the lender thereunder against the collateral securing such facilities held by the applicable non-recourse SPV borrowers, and also assumes repayment by the Group on behalf of the applicable SPV borrower of $1m of outstanding loans under the Group's third limited recourse equipment financing facility. See the Company's Report on Form 6-K filed on November 21, 2022 for further information. Following such acceleration and foreclosure, and such repayment, as applicable, the Group would not have any indebtedness for borrowed money outstanding.
5 Indicative estimated remaining net capital expenditure to build out 180MW of infrastructure and repay $1m of outstanding loans under the Group’s third limited recourse equipment financing facility (net of anticipated proceeds from hardware sales and anticipated tax and deposit refunds). Excludes impact of all other potential future cash movements (e.g. operating cashflows and financing cashflows).
6 Subject to market conditions and regulatory approvals.
7 Comprises ~1.1 EH/s of miners in operation as of December 12 (including ~0.2 EH/s of miners securing the facility with the Company’s third limited recourse equipment financing facility in respect of which the Company has received a notice of acceleration as described in the Company's Report on Form 6-K filed on November 21, 2022) and ~0.9 EH/s of miners in transit and/or pending deployment. The Company is currently finalizing monetization transactions with respect to ~0.4 EH/s of miners which are in transit and/or pending deployment. There can be no assurance as to the timing or terms of any such transaction, or whether any such transaction will be consummated at all.

•	Operations (for the month of November 2022):
•	Average operating hashrate of 1,445 PH/s (-63% vs. October)[8]
•	Monthly operating revenue of $2.9 million (-67% vs. October)
•	151 Bitcoin mined (-66% vs. October)
The reduction in operating metrics (vs. October) primarily reflects termination of hosting arrangements during the month in connection with certain of the Group’s limited recourse equipment financing facilities following receipt of an acceleration notice from the relevant lender under such facilities9
•	Construction:
•	Mackenzie (80MW – BC, Canada)
o	Expansion from 50MW to 80MW energized on December 6, 2022, three weeks ahead of schedule
o	Internal data center fit-out complete for the additional 30MW
•	Childress (20MW – Texas, USA)
o	Foundations and earthworks for the substation and first data center building (20MW) complete
o	Structural steel for the first data center building (20MW) erected
o	Substation area prepared for upcoming delivery and installation of the 600MW transformer and main power transformers

Corporate update

Strategic update

On December 6, the Company provided an investor update – “Everything changes, everything remains the same” – in respect of its positioning, go-forward opportunities, and strategic priorities.

Key takeaways included:
•	Risk-focused approach positions the Company to weather the storm and capitalize on the next bull run
•	Liquidity (as of month end)
•	$47 million cash, no debt[4]
•	$21 million estimated net capex spend to achieve 180MW5
•	$75 million remaining Bitmain prepayments
•	$100 million unutilized under B. Riley equity facility[6]
•	Potential monetization of assets through miner sales (2.4 EH/s down to 2.0 EH/s7)
•	Opportunities
•	Significant optionality from 180MW real assets platform (e.g. self-mining or hosting)
•	Focus on expanding self-mining capacity to 5.4 EH/s
•	Potential additional expansion from 20MW to 600MW at Childress

The webcast and the Company’s latest investor presentation are available on the Company’s website here: https://investors.irisenergy.co/events-and-presentations

Corporate, financial and operational updates

On November 21, the Company provided a corporate update and announced certain preliminary financial information and operational updates for the three months ended September 30, 2022, as well as certain additional preliminary financial information with respect to the month of October 2022.

The update can be accessed via the following link: https://investors.irisenergy.co/node/7706/html

8 Certain metrics reported for prior periods have been restated in this investor update to reflect refined methodology. See section ‘Restatement of prior period metrics’ for further details.
9 Refer to the Company’s announcements on November 7, 2022 and November 21, 2022.

Canal Flats update (0.8 EH/s, 30MW) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception10.

The project achieved average monthly operating hashrate of 570 PH/s in November (0.8 EH/s of capacity)11.

Mackenzie update (2.5 EH/s, 80MW) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception10.

The project achieved average monthly operating hashrate of 268 PH/s in November (2.5 EH/s of capacity)11.

Expansion from 50MW to 80MW was energized on December 6, 2022, three weeks ahead of schedule, and will utilize the remaining 10MW of the third data center building (20MW) and a fourth data center building (20MW) with both internal fit-outs complete.

Prince George update (1.4 EH/s, 50MW) – BC, Canada

Prince George has been powered by 100% renewable energy since inception10.

The project achieved average monthly operating hashrate of 607 PH/s in November (1.4 EH/s of capacity)11.

Childress update (0.7 EH/s, 20MW) – Texas, USA

Foundations and earthworks for the substation were completed during the month. Structural steel for the first data center building (20MW) was erected as earthworks, and the substation area is prepared for the upcoming delivery and installation of the 600MW transformer and main power transformers.

Key civil, data center building, substation, and electrical contractors continue to progress construction activities and are being managed by a core group of Iris Energy employees based in Childress.

Approximately $18 million in previous deposits with AEP Texas are expected to be refunded following energization at Childress.

Childress – aerial view of completed foundations and erection of structural steel for the first data center building (20MW)	Childress – aerial view of the construction of the 600MW substation and first data center building (20MW)

Community engagement

In November 2022, Iris Energy sponsored the Windermere Valley Saddle Club, a non-profit horse club that aims to encourage and educate the youth of the Canal Flats Valley about horsemanship. In Mackenzie, Iris Energy team members honoured those who have served by laying a wreath in the Remembrance Day ceremony.

10 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.
11 However figures are post impact of termination of hosting arrangements associated with certain of the Company’s limited recourse equipment financing facilities as described above.

Canal Flats – Windermere Valley Saddle Club awards ceremony

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate power capacity capable of powering growth beyond the Company’s 795MW of announced power capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 1,445 PH/s in November 2022 (compared to 3,899 PH/s in October8), with the decrease primarily attributable to the termination of hosting arrangements during the month in connection with certain of the Company’s limited recourse equipment financing facilities as described above9. The corresponding decrease in Bitcoin mined (151 vs. 448 in October) and electricity costs ($1.9 million vs. $4.2 million in October8) were also primarily attributable to the termination of these hosting arrangements.

The energization of the 30MW expansion at Mackenzie ahead of schedule, increases the Company’s total available data center capacity to 160MW, capable of powering approximately 4.7 EH/s of miners (via self-mining and/or hosting).

The increase in the Company’s unadjusted electricity costs per Bitcoin mined ($12.6k vs. $10.2k adj vs. $9.3k in October8) was primarily driven by excess demand charges attributable to average unutilized power capacity (due to termination of relevant hosting arrangements as described above) as well as the increase in the average difficulty-implied global hashrate during the period.

Operating	Sep-22	Oct-22	Nov-22
Renewable energy usage (MW)[12]*	84	123	46
Avg operating hashrate (PH/s)8*	2,679	3,899	1,445

Financial (unaudited)[2]	Sep-22	Oct-22	Nov-22
Bitcoin mined	325	448	151
Mining revenue (US$’000)	6,224	8,785	2,871
Electricity costs (US$’000)8*	2,737	4,167	1,905
Revenue per Bitcoin (US$)	19,124	19,591	18,955
Electricity costs per Bitcoin (US$)8*	8,410	9,293	12,581 (10,128 adj)[3]
* Restated – see section ‘Restatement of prior period metrics’ for further details.

Restatement of prior period metrics

The Company has refined its methodology for calculating electricity costs and monthly average operating hashrate to align with the respective reported Bitcoin mined each month by one day as a result of time zones and mining pool payout timing.

Please see below for the restated average operating hashrate.

2022	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov
Avg operating hashrate (PH/s) – restated	802	844	849	1,028	1,165	1,164	1,120	2,162	2,679	3,899	1,445
BTC mined – unchanged	126	110	121	137	151	148	154	301	325	448	151*
* Under the previous methodology, Bitcoin mined divided by average operating hashrate (1.347 EH/s) would have been ~112 for November (vs. ~105 under the restated methodology).

Miner Shipping Schedule*	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating (as of December 12)**	S19j Pro[13]	12,042	1.1	1.1
Inventory – in transit and/or pending deployment***	S19j Pro[14]	9,223	0.9	0.9
Total		21,265	2.0	2.0
* Excludes ~3.6 EH/s of miners securing equipment financing facilities with two of the Company’s three SPV borrowers in respect of which the Company has received a notice of acceleration from the relevant lender, none of which have been operating following termination of relevant hosting arrangements during the month as described above. Approximately $103.4m aggregate principal amount of loans are outstanding under such facilities as of October 31, 2022. See the Company's Report on Form 6-K filed on November 21, 2022 for further information.
** Includes ~0.2 EH/s of miners securing the limited recourse equipment financing facility with the Company’s third SPV borrower in respect of which the Company has received a notice of acceleration from the relevant lender. Approximately $1m aggregate principal amount of loans are outstanding under such facility as of November 30, 2022. See the Company's Report on Form 6-K filed on November 21, 2022 for further information.
*** Excludes ~0.4 EH/s of miners in transit and/or pending deployment for which the Company is currently finalizing monetization transactions. There can be no assurance as to the timing or terms of any such transaction, or whether any such transaction will be consummated at all.

12 Comprises actual power usage for Canal Flats, Mackenzie and Prince George.
13 Includes mix of lower efficiency hardware, which is estimated to represent less than 10% of the operating 1.1 EH/s.
14 Includes mix of lower efficiency hardware, which is estimated to represent less than 4% of miners in transit and/or pending deployment.

Site	Capacity (MW)	Capacity (EH/s)[15]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	50	1.5	Complete	Operating
	30	1.0	Complete	Energized
Prince George (BC, Canada)	50	1.4	Complete	Operating
Total (BC, Canada)	160	4.7
Childress (Texas, US)	20	0.7	2023	Under construction[16]
Total (Canada & USA)	180	5.4

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to, the Company’s expected power capacity and operating capacity, and the impact of an event of default and/or acceleration of amounts due under limited recourse equipment financing arrangements in the Company’s special purpose vehicles. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible, ”project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue”, ”scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

15 Reflects estimated hashrate capacity by site assuming full utilization of available data center capacity with additional Bitmain S19j Pro miners.
16 Decisions around how much, and when, data center capacity above an initial 20MW will be built at Childress are being assessed.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and while no assurance can be provided as to what actions may be taken, we expect such lender will take steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans (and potentially all such loans) and other assets securing such loans, which would result in the loss of the relevant Bitcoin miners securing such loans and materially reduce the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact the Company’s financial condition, cashflows and results of operations, as well as its ability to raise additional financing and the ability of its wholly-owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022 filed with  the SEC on September 13, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of November 2022 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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